UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Carver Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

146875604

(CUSIP Number)

Gregory Lewis

Dream Chasers Capital Group LLC

26 Broadway, 8th Floor

New York, New York 10004

917-969-2814

With a copy to:

Drew G.L. Chapman

Hamilton Clarke LLP

48 Wall Street

New York, New York 10005

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Dream Chasers Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON CO

* All percentage calculations set forth herein are based upon the aggregate of 5,105,306 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2024.

CUSIP No. 146875604	Page 2

1	NAME OF REPORTING PERSON Gregory Antonius Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 238,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 5,105,306 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024.

CUSIP No. 146875604	Page 3

1	NAME OF REPORTING PERSON Shawn Paul Herrera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 5,105,306 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024.

CUSIP No. 146875604	Page 4

1	NAME OF REPORTING PERSON Kevin Scott Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 157,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 5,105,306 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024.

CUSIP No. 146875604	Page 5

1	NAME OF REPORTING PERSON Jeffrey John Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 98,274
	8	SHARED VOTING POWER 161,200[1]
	9	SOLE DISPOSITIVE POWER 98,274
	10	SHARED DISPOSITIVE POWER 161,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 259,474[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 5,105,306 shares of Common Stock outstanding as of August 13, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2024.

1 Jointly owned with wife, Michelle Bailey.

2 Includes 161,200 shares owned jointly with wife, Michelle Bailey.

CUSIP No. 146875604	Page 6

ITEM 1.      SECURITY AND ISSUER

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Carver Bancorp, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 75 West 125th Street, New York, NY 10027. This Schedule 13D amends, supersedes and replaces entirely any and all Schedule 13Ds previously filed by any of the Reporting Persons with respect to the Issuer.

The Reporting Persons (as defined below) each beneficially owns an aggregate of 497,774 shares of Common Stock. These shares represent approximately 9.8% of the outstanding shares of Common Stock.

ITEM 2.      IDENTITY AND BACKGROUND

(a)	This statement is filed by:

i.	Dream Chasers Capital Group LLC, a New York limited liability company (“Dream Chasers”);

ii.	Gregory Antonius Lewis (“Lewis”), an individual resident in the state of New York;

iii.	Shawn Paul Herrera (“Herrera”), an individual resident in the state of California;

iv.	Kevin Scott Winters (“Winters”), an individual resident in the state of California; and

v.	Jeffrey John Bailey (“Bailey”), an individual resident in the state of California.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The residential or business addresses of the Reporting Persons are as follows:

i.	The address of the principal business and principal office of Dream Chasers is 26 Broadway, 8th Floor, New York, New York 10004;

ii.	The address of Lewis is c/o Dream Chaser Capital Group LLC, 26 Broadway, 8th Floor, New York, New York 10004;

iii.	The address of Herrera is 500 Los Viboras Road, Hollister, CA 95023;

iv.	The address of Winters is 6452 Acacia Lane, Yorba Linda, CA 92886; and

v.	The address of Bailey is 936 N. Parker Street, Orange, CA 92867.

CUSIP No. 146875604	Page 7

(c)	Information about the present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below:

i.	Dream Chasers principal business is that of an investment vehicle, located at 26 Broadway, 8th Floor, New York, New York 10004;

ii.	Lewis’s principal occupation is to serve as the Chief Executive Officer and manager of Dream Chasers, located at 26 Broadway, 8th Floor, New York, New York 10004;

iii.	Herrera is the Chief Executive Officer of Mazda Computing, which is a computer equipment and peripherals company, located at 2526 Qume Dr. Ste 22, San Jose, CA, 95131;

iv.	Winters is a Business Development Executive at Isat - Tamaro, which is a commercial construction and engineering company, located at 14848 Northam St, La Mirada, CA 90638; and

v.	Bailey is the Chief Executive Officer at Dunham Metal Processing, which is a metal processing company, located at 936 N. Parker Street, Orange, CA 92867.

(d), (e) During the last five years, none of the reporting persons has been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) and (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The individual Reporting Persons are each citizens of the United States.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The responses to Item 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

i.	The Shares listed as being beneficially owned by Dream Chasers were purchased with capital from Dream Chasers. Dream Chasers acquired 200 Shares for a total purchase price of approximately $838. Dream Chasers paid an average price of approximately $4.19 per Share;

ii.	Herrera acquired 81,100 Shares with personal funds in open market transactions for a total investment of approximately $877,502. Herrera paid an average price of approximately $10.82 per Share;

iii.	Winters acquired 157,000 Shares with personal funds in open market transactions for a total investment of approximately $1,890,280. Winters paid an average price of approximately $12.04 per Share; and

iv.	Bailey acquired 358,274 Shares with personal funds in open market transactions for a total investment of $3,729,767.39. Bailey paid an average price of approximately $10.41 per Share. Bailey shares beneficial ownership over 161,200 Shares with his wife. Bailey has entered into a Proxy and Power of Attorney that grants full voting and investment discretion over 98,800 Shares to Garrett Kyle Bailey, and beneficially owns 259,474 Shares.

ITEM 4.      PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the Shares in the belief that the Shares were undervalued and an attractive investment opportunity.

The Reporting Persons intend to engage in conversations, meetings and other communications with certain members of the Issuer’s board of directors and management team, stockholders, industry analysts, and other interested parties, in each case to discuss the Issuer’s business, operations, financial condition, strategic plans, governance, the composition of the executive suite and board and possibilities for changes thereto, as well as other matters related to the Issuer.

The Reporting Persons may take or engage in various plans, actions or transactions in seeking to bring about changes to increase stockholder value, and may discuss such plans, actions or transactions with the Issuer and the board of directors and management team of the Issuer, stockholders, industry analysts, and other interested parties. The Reporting Persons may change their intentions with respect to any and all matters referred to in Item 4 of Schedule 13D, and may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such plans, actions or transactions.

CUSIP No. 146875604	Page 8

The Reporting Persons may review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s management and board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take or engage in various plans, actions or transactions with respect to the investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares, disposing of Shares, acquiring other financial instruments that are based upon or relate to the value of the Shares, selling or obtaining financing on some or all of their beneficial or economic holdings, and engaging in hedging or similar transactions with respect to securities that are based upon or relate to the value of the Shares.

On July 10, 2024, Dream Chasers, in compliance with the Bylaws of the Issuer, submitted to the Issuer its notice of director nomination (the “2024 Notice”) to nominate two candidates for election to the Board, in each case, at the 2024 annual meeting of stockholders of the Issuer (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof, the “2024 Annual Meeting”).

The 2024 Notice stated that at the 2024 Annual Meeting, Dream Chasers, in its capacity as the “Record Stockholder”, intends to nominate Jeffrey Bailey and Jeffrey Anderson (each a “2024 Nominee” and collectively, the “2024 Nominees”) for election as directors of the Issuer.

The Reporting Persons and the other participants named in the 2024 Notice intend to file a preliminary proxy statement with the SEC in due course in connection with the solicitation of proxies in favor of the election of the 2024 Nominees and approval of the 2024 Bylaw Proposal at the 2024 Annual Meeting.

On October 17, 2024, each of the 2024 Nominees were interviewed by members of the Issuer’s Nomination and Governance Committee.

On October 18, 2024, the Issuer filed its Preliminary Proxy Statement with the SEC, indicating that the Issuer intends to place the 2024 Nominees on the ballot for the Issuer’s 2024 Annual Meeting.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 5,105,306 Shares issued and outstanding as of August 13, 2024, which is the total number of Shares outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2024.

A.	Dream Chasers

(a)	Dream Chasers beneficially owns 238,300 Shares.

Percentage: Approximately 4.7%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 238,300

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 200

CUSIP No. 146875604	Page 9

(c)	Dream Chasers has not entered into any transactions in Shares during the past 60 days.

Mr. Lewis, as the sole manager of Dream Chasers, may be deemed to have the shared power to vote or direct the vote of all of the Shares of Dream Chasers, Mr. Herrera and Mr. Winters.

B.	Herrera

(a)	Herrera beneficially owns 81,100 Shares.

Percentage: Approximately 1.6%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 81,100

4.	Shared power to dispose or direct the disposition: 0

(c)	Herrera purchased 4,000 in open market transactions during the past 60 days on September 11, 2024 for an average price per Share of $1.09.

C.	Winters

(a)	Winters beneficially owns 157,000 Shares.

Percentage: Approximately 3.1%

(b)	1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 157,000

4.	Shared power to dispose or direct the disposition: 0

(c)	Winters has not entered into any transactions in Shares during the past 60 days.

D.	Bailey

(a)	Bailey beneficially owns 259,474 Shares[3], of which 161,200 Shares are jointly owned with his wife.

Percentage: Approximately 5.1%

3 Bailey has entered into a Proxy and Power of Attorney that grants full voting and investment discretion over 98,800 Shares to Garrett Kyle Bailey. In total, Bailey owns an aggregate of 358,274 Shares, however beneficially owns for purposes of Section 13(d) 259,474 Shares.

CUSIP No. 146875604	Page 10

(b)	1.	Sole power to vote or direct vote: 98,274

2.	Shared power to vote or direct vote: 161,200

3.	Sole power to dispose or direct the disposition: 98,274

4.	Shared power to dispose or direct the disposition: 161,200

(c)	Bailey has not entered into any transactions in Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	Other than as set forth in Item 3, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares.

(e)	Not applicable.

Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is filed as Exhibit 99.1 hereto.

The Reporting Persons have granted Lewis a power of attorney to execute this Schedule 13D and any amendments hereto. The power of attorney is filed as Exhibit 99.2 hereto.

Herrera and Winters have each granted Dream Chasers a power of attorney to, among other things, vote their Shares pursuant to a Voting Agreement, a copy of which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Bailey has granted to Garrett Kyle Bailey a proxy and power of attorney to, among other things, vote and make investment decisions with respect to 98,800 of his Shares pursuant to a Proxy and Power of Attorney, a copy of which is attached hereto as Exhibit 99.4.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons as of October 22, 2024.

Exhibit 99.2	Power of Attorney with respect to this Schedule 13D and any amendments hereafter.

Exhibit 99.3	Voting Agreement among Dream Chasers, Herrera and Winters as of December 12, 2022.

Exhibit 99.4	Proxy and Power of Attorney between Jeffrey Bailey and Garrett Kyle Bailey effective as of June 1, 2024.

CUSIP No. 146875604	Page 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2024

DREAM CHASERS CAPITAL GROUP LLC

By:	/s/ Gregory Antonius Lewis
	Name:	Gregory Lewis
	Title:	Managing Member

GREGORY ANTONIUS LEWIS

By:	/s/ Gregory Antonius Lewis
Name:	Gregory Antonius Lewis

SHAWN PAUL HERRERA

By:	/s/ Shawn Paul Herrera
Name:	Shawn Paul Herrera

KEVIN SCOTT WINTERS

By:	/s/ Kevin Scott Winters
Name:	Kevin Scott Winters

JEFFREY JOHN BAILEY

By:	/s/ Jeffrey John Bailey
Name:	Jeffrey John Bailey

CUSIP No. 146875604	Page 12

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons as of October 22, 2024.

Exhibit 99.2	Power of Attorney with respect to this Schedule 13D and any amendments thereafter.

Exhibit 99.3	Voting Agreement among Dream Chasers, Herrera and Winters as of December 12, 2022.

Exhibit 99.4	Proxy and Power of Attorney between Jeffrey Bailey and Garrett Kyle Bailey effective as of June 1, 2024.

CUSIP No. 146875604	Page 13